SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. )*

ArriVent Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value per Share

(Title of Class of Securities)

04272N102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 04272N102	13 G	Page 2 of 11

1	NAME OF REPORTING PERSONS Sofinnova Venture Partners XI, L.P. (“SVP XI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,696,752 shares, except that Sofinnova Management XI, L.P. (“SM XI LP”), the general partner of SVP XI, may be deemed to have sole voting power, Sofinnova Management XI, L.L.C. (“SM XI LLC”), the general partner of SM XI LP, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”) and Dr. Maha Katabi (“Katabi”), the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,696,752 shares, except that SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,696,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.1%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 04272N102	13 G	Page 3 of 11

1	NAME OF REPORTING PERSONS Sofinnova Management XI, L.P. (“SM XI LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,696,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.1%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 04272N102	13 G	Page 4 of 11

1	NAME OF REPORTING PERSONS Sofinnova Management XI, L.L.C. (“SM XI LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,696,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.1%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 04272N102	13 G	Page 5 of 11

1	NAME OF REPORTING PERSONS Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power over the shares owned by SVP XI, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,696,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04272N102	13 G	Page 6 of 11

1	NAME OF REPORTING PERSONS Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power over the shares owned by SVP XI, and Katabi, a managing member of SM XI LLC, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM XI LLC, may be deemed to have shared dispositive power over these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,696,752
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.1%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04272N102	13 G	Page 7 of 11

Introductory Note: This joint statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, $0.0001 Par Value per Share (“Common Stock”), of ArriVent Biopharma, Inc. (the “Issuer”).

ITEM 1(A).	NAME OF ISSUER

ArriVent Biopharma, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

18 Campus Boulevard Suite 100

Newtown Square, PA 19073

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Sofinnova Venture Partners XI, L.P. (“SVP XI”), Sofinnova Management XI, L.P. (“SM XI LP”), Sofinnova Management XI, L.L.C. (“SM XI LLC”), Dr. James I. Healy (“Healy”) and Dr. Maha Katabi (“Katabi”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg. 3, Suite 150

Menlo Park, CA 94025

ITEM 2(C).	CITIZENSHIP Each of SVP XI and SM XI LP is a Delaware limited partnership. SM XI LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES Common Stock, $0.0001 Par Value per Share

ITEM 2(E).	CUSIP NUMBER 04272N102

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

CUSIP NO. 04272N102	13 G	Page 8 of 11

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.*

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

*	Except to the extent of a Reporting Person’s pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of each of SVP XI and SM XI LP and the limited liability company agreement of SM XI LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF THE GROUP Not applicable.

ITEM 10.	CERTIFICATIONS Not applicable.

CUSIP NO. 04272N102	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         November 12, 2024

SOFINNOVA VENTURE PARTNERS XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Executed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 74257L108	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 74257L108	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ArriVent Biopharma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:     November 12, 2024

SOFINNOVA VENTURE PARTNERS XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT XI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Executed pursuant to a Power of Attorney already on file with the appropriate agencies.